United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-233960).

EXHIBITS

Exhibit No.	Description

1.1	Underwriting Agreement, dated February 7, 2020 among Fomento Económico Mexicano, S.A.B. de C.V., as Issuer, and BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as Underwriters.

4.1	Fourth Supplemental Indenture, dated as of February 12, 2020, between Fomento Económico Mexicano, S.A.B. de C.V., as Issuer, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent, relating to the 3.500% Senior Notes due 2050.

4.2	Specimen of Global Note representing the 3.500% Senior Notes due 2050.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

5.2	Opinion of Carlos Eduardo Aldrete Ancira.

23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2	Consent of Carlos Eduardo Aldrete Ancira (included in Exhibit 5.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2020

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Name:	Gerardo Estrada Attolini
Title:	Director of Corporate Finance

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